September 6, 2017

Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

       Re:    BTCS Inc.
              Registration Statement on Form S-1
              Filed August 10, 2017
              File No. 333-219893

Dear Mr. Allen:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. You indicate that your new line of business focuses on open market purchases of digital assets and investing in initial digital asset offerings. Revise to describe with more specificity the types of digital assets that you intend to invest in and any parameters or criteria that you will use to make such investment determinations. Expand to briefly discuss the nature of your current operations and identify the types of digital currencies that you currently hold.

2. We note your Form 8-K filed on August 21, 2017 indicating that you signed a letter of intent to merge with Blockchain Global Limited. Expand your summary to discuss the risks and challenges relating to consummating the merger, including any regulatory risks related to Blockchain Global Limited's business. Additionally, tell us whether the operations of BCG's Technology Consultancy business, which you state includes the preparation and support of initial coin offerings, and the operations of the ACX.io
 Charles W. Allen
BTCS Inc.
September 6, 2017
Page 2

       Exchange will trigger any obligations under the federal securities laws, including, but not limited to, any requirements to register as a national securities exchange, alternative trading system or broker-dealer.

3. The disclosure on pages 20-21 briefly describes why you do not believe that BTCS, Inc.
       is an investment company under the Investment Company Act of 1940. Please provide further information needed to conduct an analysis under sections 3(a)(1)(A) and
       3(a)(1)(C) of the 1940 Act and any other provision of the 1940 Act upon which BTCS,
       Inc. is relying to exclude it from the definition of an investment company. In particular, list all assets held by BTCS, Inc. and the value you assign to each on an unconsolidated basis. Ensure that your analysis also addresses your plans to participate in initial coin offerings.

Risk Factors

"Since there has been limited precedence set for financial accounting of Digital ...," page 6

4. Rather than referring to "Digital Assets" generally, revise your risk factor disclosure to distinguish between the types of assets you are referring to and any uncertainties specific to that category of currency.

Risks Related to the Bitcoin Network and Bitcoins, page 10

5. In light of your stated intent to invest in digital tokens and participate in initial coin offerings, expand your risk factors to address the specific risks related to investing in and holding these types of assets. Expand to discuss with specificity the impact on your business if your assets are deemed to be securities for the purposes of federal securities laws. Further, to the extent that your proposed merger with Blockchain Global Limited raises any other regulatory obligations under the federal securities laws, ensure that you discuss any resulting material risks to your business.

Business

Industry and Market Overview (Bitcoin and Blockchain Technologies)

Introduction to Bitcoins and the Bitcoin Network, page 34

6. In light of your stated intent to invest in assets other than bitcoins, expand your disclosure to describe the nature and characteristics of these assets. Although your discussion addresses the implications related to the possibility of bitcoins being deemed securities, expand to address the various types of digital currencies and assets that you intend to hold, which you state includes protocol tokens. Revise your disclosure under
       Government Oversight on page 42 to address the regulatory treatment of these assets.
 Charles W. Allen
BTCS Inc.
September 6, 2017
Page 3

Principal Shareholders, page 51

7. Revise your principal stockholder table to include beneficial ownership of all classes of voting securities, including Class B and C common stock. See Item 403 of Regulation
        S-K.

Other

8. We note instances where you refer to your fiscal year ended as June 30, whereas elsewhere you state that your fiscal year end is December 31. Revise or advise.

9. Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at
(202) 551-3453
with any questions. If you require additional assistance, you may contact Barbara C. Jacobs,
Assistant Director, at (202) 551-3730.

                                                             Sincerely,

                                                             /s/ Jan Woo

                                                             Jan Woo
                                                             Legal Branch Chief
                                                             Office of
Information Technologies
                                                             and Services


cc:     Michael D. Harris, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.